3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

December 11, 2013

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:  Ms. Laura Hatch

Re:	FundVantage Trust 1933 Act File No. 333-192291

Dear Ms. Hatch:

On behalf of FundVantage Trust (the “Trust”), this letter is being filed with the Securities and Exchange Commission (the “Commission”) via EDGAR to respond to oral comments provided by you on December 6, 2013 in connection with the Commission staff’s (the “Staff”) review of the Trust’s initial registration statement on Form N-14 (the “Registration Statement”) filed with the Commission on November 13, 2013 in connection with the reorganization of the Formula Investing U.S. Value 1000 Fund and Formula Investing U.S. Value Select Fund (together, the “Formula Funds”) into the Gotham Enhanced Return Fund (the “Acquiring Fund”), each a series of the Trust (the “Reorganization”).

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Prospectus/Proxy Statement contained in the Registration Statement.  We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments. Changes to the Prospectus/Proxy Statement reflecting the Trust’s responses to the Staff’s comments will be included in a pre-effective amendment to the Registration Statement (“Pre-Effective Amendment”).

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Prospectus

1.             With respect to the fee tables, explain why the pro forma “Other Expenses” are estimated to be lower than or equal to the “Other Expenses” for each of the Formula Funds and the Acquiring Fund.

Response:  The pro forma “Other Expenses” are lower due to the expected economies of scale resulting from the Reorganization as duplicative expenses are eliminated and fixed costs are spread across a larger asset base.

2.             The fee tables include the following footnote: “** Does not include Dividend and Interest expense of 1.22%.” These expenses must be included in the fee tables. Accordingly, revise the fee tables and expense examples to reflect dividend and interest expense with respect to short sales.

Response:  The Prospectus/Proxy Statement will include revised fee tables that include a separate line item disclosing the dividend and interest expenses and such expenses will be reflected in the expense example.

2.             In the section “How do the Funds’ performance records compare?” explain why the performance of the Gotham Fund is not being presented and include the Gotham Fund’s inception date in the disclosure.

Response:  The Prospectus/Proxy Statement will be revised to reflect the Staff’s comment.

3.             In the section “Will there be any repositioning costs?” include the statement that with the sale of securities held by an Acquired Fund prior to the Reorganization, the Funds may realize gains which would be distributed to shareholders.

Response:  The Prospectus/Proxy Statement will be revised to reflect the Staff’s comment.

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This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust and attached hereto as Exhibit A.

Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Joel Weiss, President of FundVantage Trust
John M. Ford, Esq.

EXHIBIT A

FUNDVANTAGE TRUST
301 BELLEVUE PARKWAY
WILMINGTON, DE 19809

December 11, 2013

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Laura Hatch

Re:	FundVantage Trust (the “Trust”)
File Nos. 333-192291

Dear Ms. Hatch:

In connection with the Trust’s response to certain oral comments received from the Commission staff with respect to the Registration Statement on Form N-14 filed with the Commission on November 13, 2013 (the “Registration Statement”), the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and (iii) the Trust may not assert staff comments with respect to the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco, Esq. of Pepper Hamilton, LLP, counsel to the Trust, at 215.981.4659.

Very truly yours,

/s/ Joel Weiss

Joel Weiss
President and Chief Executive Officer

Cc:	John P. Falco, Esq.
John M. Ford, Esq.